SSR MINING INC.
Nasdaq & TSX: SSRM
July 10, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador Securities Commission

Re:    Report of Voting Results

In accordance with section 11.3 of NI 51‑102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the special meeting (the “Meeting”) of the shareholders of SSR Mining Inc. (the “Company”) held on July 10, 2020 held virtually by live audio webcast.
The matters voted on at the Meeting and the results of the voting were as follows:
Common Shares represented at the Meeting:                76,150,063
Total issued and outstanding Common Shares as at Record Date:        123,320,657
Percentage of issued and outstanding Common Shares represented:    61.75%
1. Plan of Arrangement
The SSR Share Resolution, as set forth in the joint management information circular of the Company and Alacer Gold Corp. dated June 2, 2020 (the "Information Circular"), approving the issuance of common shares of the Company in connection with a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon), all as more particularly described in the Information Circular, was approved by the affirmative vote of a majority of the votes cast by ballot vote by Company shareholders present in person or represented by proxy at the Meeting:

Resolution	Number of Shares		Percentage of Votes Cast
	Votes For	Against	Votes For	Against
SSR Share Resolution	73,512,641	2,637,422	96.54	3.46

2. Number of Directors
The resolution to set the number of directors at ten, conditional on the completion of the plan of arrangement, was approved by the affirmative vote of a majority of the votes cast by ballot by Company shareholders present in person or represented by proxy at the Meeting:

Resolution	Number of Shares		Percentage of Votes Cast
	Votes For	Against	Votes For	Against
SSR Board Resolution	73,494,809	2,655,254	96.51	3.49

Yours truly,

SSR MINING INC.
Signed “Adrian Dirassar”

Adrian Dirassar
Vice President, Legal, General Counsel
& Corporate Secretary